

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2009

Mail Stop 4631

<u>Via U.S. mail</u>

Michael Agliata, Esq.
Interline Brands, Inc.
701 San Marco Boulevard
Jacksonville, FL 32207

Re: **Interline Brands, Inc.**
          Registration Statement on Form S-3 Amendment No.1
          Filed on: November 13, 2009
          File No.: 333-162340

          Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009
          Filed on February 25, 2009
          Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009
          File No.: 001-32380

Dear Mr. Agliata:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No.1 to Registration Statement on Form S-3

Description of the Capital Stock of Interline Brands, page 7

1. We note your response to comments two and three in our letter dated October 20, 2009. We also note the statements in the introductory paragraph under "General" that this section summarizes "certain" terms and provisions, and the disclosure in this section is "only a summary" and each investor should refer to the applicable provisions of Delaware law, your certificate of incorporation and by-laws, and the rights plan. Please be advised that these statements may suggest that you have not disclosed the "material" terms and provisions of Delaware law, your certificate of incorporation and by-laws, and the rights plan. Please revise accordingly. Please also comply with this comment in the fourth paragraph under "Description of

Depositary Shares of Interline Brands" on page 12 and in the second paragraph under "Description of Warrants of Interline Brands" on page 26.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009

Compensation Discussion and Analysis, page 18

2. We note your response to comment 19 of our letter dated October 30, 2009. While you state that the company "does not engage in benchmarking to any specific comparative levels" and that the compensation committee's decisions regarding the specific amounts of compensation are subjective, disclosure such that compensation amounts are fair and appropriate when compared to the peer group companies in itself underlines a benchmarking component which is not clearly explained in your response. With a view toward future disclosure, please tell us why the compensation committee determined that these compensation amounts are fair and appropriate.

Base Salaries, page 19

3. We note your response to comment 20 of our letter dated October 30, 2009. In accordance with Item 402(b)(1)(v), Items 402(b)(2)(v) and (vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the amount for each element of compensation is determined, how the specific items of corporate and individual performance influence the compensation committee's decisions in arriving at specific compensation amounts. Your disclosure that base salary increases of up to 5% are standard and appropriate is conclusory and provides no insight into the compensation committee's decision making process. In future filings, please ensure that your disclosure clearly outlines each material factor considered by the compensation committee is setting compensation amounts by avoiding overly broad and boilerplate disclosure. Please show us in your supplemental response what your revisions will look like.

Equity Compensation, page 22

4. We note your response to comment 23 of our letter dated October 30, 2009. Your response provides little to no insight into how the compensation committee determined the ultimate level of the equity awards. It appears from your response that the committee made a subjective determination of the factors it considered, nevertheless your CD&A discussion does not explain how qualitative inputs are translated into objective pay determinations. In future filings please revise your disclosure accordingly and ensure that the factors considered by the committee are understandable (for example, it is not clear what the "Company-wide equity budget" is). Please show us in your supplemental response what your revisions will look like.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

                  Sincerely,

                  Pamela A. Long
                  Assistant Director

cc: John C. Kennedy, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, NY 10019-6064
       via facsimile at (212) 492-0025